THIRD AMENDMENT

TO THE

RESTATED BYLAWS

OF

GOOD TIMES RESTAURANTS INC.

This Third Amendment (this “Amendment”) to the Restated Bylaws of Good Times Restaurants Inc., a Nevada corporation (the “Company”), dated as of November 7, 1997, as amended May 2, 2014 and August 14, 2007 (the “Bylaws”), is entered into effective as of December 18, 2014 (the “Effective Date”).

1.

Article III, Section 3 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 3.  Number, Tenure and Qualifications.  The number of Directors of the corporation shall be as determined by the Board of Directors in accordance with the Articles of Incorporation, but shall not be greater than seven from and after the Company’s next Meeting of Shareholders which is currently scheduled for February 4, 2015.  Each Director shall hold office until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified.  Directors need not be residents of the State of Nevada or shareholders of the corporation.”

2.

This Amendment shall amend only the provision of the Bylaws as set forth herein.  Those provisions of the Bylaws not expressly amended shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed and delivered by its authorized officer as of the Effective Date.

GOOD TIMES RESTAURANTS INC.

By: /s/Boyd E. Hoback

Boyd E. Hoback

President & Chief Executive Officer